AB 3/19

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted]

14048563

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Received
MAR 04 2014
Wash., D.C. 189 Section

SEC FILE NUMBER
8-18463

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: IAA Financial, LLC

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2101 NW Corporate Blvd Suite 402
(No. and Street)

Boca Raton	FL	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Weinberger — 561-900-9380
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens Lovelace PA
(Name - *if individual, state last, first, middle name*)

1201 S. Orlando Avenue, Suite 400, Winter Park	Florida	32789-7192
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David Weinberger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or ______, as of December 31, 2013 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

CATHERINE POZADA
Commission # FF 073788
Expires December 1, 2017
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Public Notary

This report** contains (check all applicable boxes);

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IAA FINANCIAL, LLC

(A Wholly Owned Subsidiary of Pecunia Management, LLC)
(f/k/a CBG Financial Group, Inc.)

FINANCIAL STATEMENTS

Year Ended December 31, 2013

CONTENTS

MOORE STEPHENS LOVELACE, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
IAA Financial, LLC
(A Wholly Owned Subsidiary of
Pecunia Management, LLC)
(f/k/a CBG Financial Group, Inc.)
Boca Raton, Florida

We have audited the accompanying financial statements of IAA Financial, LLC, which comprise the statement of financial condition of as of December 31, 2013, and the related statements of operations, changes in shareholder's and member's equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Board of Members
IAA Financial, LLC
(A Wholly Owned Subsidiary of
Pecunia Management, LLC)
(f/k/a CBG Financial Group, Inc.)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IAA Financial, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Moore Stephens Lovelace, PA

MOORE STEPHENS LOVELACE, P.A.
Certified Public Accountants

Orlando, Florida
February 28, 2014

IAA FINANCIAL, LLC

(f/k/a CBG Financial Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS		
Cash and cash equivalents	$	96,643
Deposit at clearing broker		100,000
Commissions receivable		461,067
Notes receivable		212,385
Prepaid expenses and other assets		100,872
Property and equipment, net		68,146
TOTAL ASSETS	$	1,039,113
LIABILITIES		
Commissions payable	$	264,190
Accounts payable and accrued expenses		74,563
Due to affiliates		94,072
TOTAL LIABILITIES		432,825
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		606,288
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,039,113

The accompanying notes are an integral part of these financial statements.

IAA FINANCIAL, LLC
(f/k/a CBG Financial Group, Inc.)

STATEMENT OF OPERATIONS

Year Ended December 31, 2013

REVENUES		
Commissions		$ 5,263,533
Other revenues		60,061
	TOTAL REVENUES	5,323,594
EXPENSES		
Commissions and clearing costs		3,159,760
Employee compensation and benefits		825,390
Occupancy and equipment		399,780
Communications		196,711
Licensing and regulatory fees		154,567
Professional fees		69,845
Depreciation and amortization		12,608
Other operating expenses		658,430
	TOTAL EXPENSES	5,477,091
	NET LOSS	$ (153,497)

The accompanying notes are an integral part of these financial statements.

IAA FINANCIAL, LLC
(f/k/a CBG Financial Group, Inc.)

STATEMENT OF CHANGES IN SHAREHOLDER'S AND MEMBER'S EQUITY

Year Ended December 31, 2013

	Common Stock No Par Value		Retained	Member's	
	Shares	Amount	Earnings	Equity	Total
BEGINNING BALANCES - JANUARY 1, 2013	100	$456,410	$ 103,375	$ -	$ 559,785
DISTRIBUTIONS	-	-	(50,000)	-	(50,000)
EFFECT OF MERGER	(100)	(456,410)	(53,375)	509,785	-
CONTRIBUTIONS	-	-	-	250,000	250,000
NET LOSS	-	-	-	(153,497)	(153,497)
ENDING BALANCES - DECEMBER 31, 2013	$ -	$ -	$ -	$ 606,288	$ 606,288

The accompanying notes are an integral part of these financial statements.

IAA FINANCIAL, LLC
(f/k/a CBG Financial Group, Inc.)

STATEMENT OF CASH FLOWS

Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (153,497)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	12,608
Loss on disposal of property and equipment	12,383
Changes in operating assets and liabilities:	
Commissions receivable	(149,561)
Notes receivable	(212,385)
Prepaid expenses and other assets	53,554
Commissions payable	137,874
Accounts payable and accrued expenses	(55,778)
Due to affiliates	94,072
NET CASH USED IN OPERATING ACTIVITIES	(260,730)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and fixtures	(23,528)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions	250,000
Distributions to shareholder	(50,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	200,000
NET DECREASE IN CASH	(84,258)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	180,901
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 96,643

The accompanying notes are an integral part of these financial statements.

IAA FINANCIAL, LLC
(A Wholly Owned Subsidiary of Pecunia Management, LLC)
(f/k/a CBG Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2013

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

IAA Financial, LLC (formerly known as CBG Financial Group, Inc.) (the "Company"), a single-member limited liability company organized in Florida, is a full-service broker-dealer headquartered in Boca Raton, Florida. The Company became a wholly owned subsidiary of Pecunia Management, LLC (the "Parent"), as of September, 2013 through a merger of CBG Financial Group, Inc. (a wholly owned subsidiary of CBG Financial Holdings, Inc.), an S Corporation, into the newly formed IAA Financial, LLC, with IAA Financial, LLC being the surviving entity. The transaction was entered into by Pecunia Management, LLC and CBG Financial Holdings, Inc. The operations and the books and records of the broker-dealer were not affected by the transaction, except for the name change and the change in the equity structure from shareholder's equity of an S Corporation into member's equity of a limited liability company.

The Company provides a full range of financial services primarily to retail and institutional clients through its two corporate offices. The Company conducts its operations primarily in the United States, as well as internationally. The Company introduces transactions to registered clearing brokers, which carry such accounts on a fully disclosed basis. The Company is engaged principally in the brokerage of equity securities as well as fixed income, mutual fund and option trading. The Company also derives commission income by representing insurance carriers and their representatives who sell variable insurance and annuity contracts and settlement of fixed and variable life insurance contracts to third parties. Customers remit funds payable directly to the insurance carriers and clearing brokers, and no customers' funds or securities are held by the Company. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Significant estimates by management include the determination of the amounts to accrue with respect to certain litigation, the ultimate outcome of which is not determinable until such litigation has been settled. Actual results could vary from the estimates.

Cash and Cash Equivalents

The Company considers financial instruments with original maturities of less than 90 days to be cash equivalents.

Cash Deposit Held at Clearing Broker

The Company has an interest-bearing reserve deposit with its clearing broker. The clearing broker requires deposits from all introducing brokers for whom they transact business.

Commissions Receivable and Credit Policies

Commissions receivable are uncollateralized obligations due under normal trade terms, requiring payment within 30 days from the trade date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old. Payments of commissions receivable are allocated to the specific transactions identified or, if unspecified, are applied to the oldest, unpaid transactions.

Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectibility and determines amounts of any uncollectible receivables to be written off. In the opinion of management, at December 31, 2013, all commissions were considered collectible and no allowance was necessary.

Notes Receivable

Notes receivable are comprised of amounts due from the Company's financial advisors in the form of both non-forgivable and forgivable loans. Non-forgivable loans are typically repaid by the financial advisor from the amounts they would otherwise be due as a result of their gross production, while the forgivable loans are amortized as the conditions of the loan agreement are met.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Property and Equipment, Net

Property and equipment, net is stated at cost. Depreciation for financial reporting purposes is primarily based on the straight-line method over the estimated useful lives of the related assets, generally 5 to 7 years (see Note 3).

Commission Revenue and Expense

Commission revenue and the corresponding expense are recorded on a trade-date basis. The Company receives commissions on securities transactions sold by its financial advisors. The Company receives the gross amount of commissions due from the transactions and remits a percentage of that amount to the financial advisors based on a formal commission payout schedule maintained with each financial advisor and/or branch licensee.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Income Taxes

The Company is a single-member LLC and does not file separate income tax returns; rather, its activity is included in consolidated tax returns by its member. Therefore, no provision for income taxes has been made in the accompanying financial statements. The Company recognizes the tax benefits of uncertain tax positions where the position is "more likely than not" to be sustained upon examination by taxing authorities. Management has analyzed the Company's tax positions, and has concluded that no liability for the unrecognized tax benefits should be recorded as of December 31, 2013. The Company identifies its major tax jurisdictions as U.S. federal and Florida state. As of December 31, 2013, with certain exceptions, the Company's member is no longer subject to income tax examinations by U.S. federal taxing authorities for any tax years prior to the past three tax years.

The attributes resulting from the merger in 2013, if any, would be included in the consolidated tax return of the member.

Fair Value of Financial Instruments

The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments:

Cash and cash equivalents - The carrying amounts reported in the statement of financial condition for cash equivalents approximate their fair value because of the short maturity of these instruments.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Fair Value of Financial Instruments *(Continued)*

Commissions receivable and notes receivable - The carrying amounts of these receivables approximate fair value due to their short-term nature and historical collectibility.

Commissions payable and due to affiliates - The carrying amounts of these payables approximate fair value due to the short-term nature of these obligations.

Subsequent Events

Management has evaluated subsequent events for recognition and disclosure through February 28, 2014, the date the financial statements were available to be issued.

NOTE 3 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following at December 31, 2013:

Office furniture and fixtures	$ 59,260
Computer equipment	18,917
Office equipment	14,566
Total	92,743
Less: accumulated depreciation	(24,597)
Total property and equipment, net	$ 68,146

NOTE 4 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company maintains two offices, in Boca Raton, FL, and Melville, NY. The Company subleases 11,119 square feet of office space at the Florida location for approximately $25,000 per month. Certain utilities are included under the agreement. The sublease is with an entity owned by the previous owner of CBG Financial Group, Inc. prior to the merger. The agreement is on a month-to-month basis with no expiration date.

The Company also occupies approximately 7,600 square feet of office space at the New York location, which is leased by the Company's affiliate. The affiliate is related to the Company through common ownership and charges the Company approximately $13,000 per month. There is no commitment on the part of the Company in connection with this lease.

Total rental expense for the year ended December 31, 2013, was approximately $400,000.

NOTE 4 - COMMITMENTS AND CONTINGENCIES *(Continued)*

Legal and Regulatory

The Company is a party to legal proceedings relating to various claims and lawsuits arising in the normal course of business. Management believes that the range of potential net losses resulting from these proceedings, if any, will not be material to the Company's financial position or results of operations.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States SEC, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

Clearing Firm

The Company clears all transactions through one clearing broker on a fully disclosed basis. Included in the Company's clearing agreement with its clearing broker is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker to the extent of the net loss on the unsettled trade. At December 31, 2013, management of the Company had not been notified by the clearing broker, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE 5 - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments, commissions receivable, notes and other receivables. The Company places its temporary cash investments with financial institutions, which balances may exceed federally insured limits.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

During the year ended December 31, 2013, approximately 97% the Company's total commission revenues were processed through the Company's clearing broker. At December 31, 2013, commissions receivable from this clearing broker represented approximately 100% of total commissions receivable.

NOTE 6 - RELATED- PARTY TRANSACTIONS

At December 31, 2013, due to affiliates included amounts due to companies related through common ownership of approximately $94,000. In the opinion of management, such amounts are expected to be repaid prior to December 31, 2014.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is a "Fully Disclosed Broker-Dealer." The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into a "clearing agreement" with its clearing broker and has fully disclosed all of its customer accounts to the broker.

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital equal to the greater of $100,000, or 6.67% of aggregate indebtedness. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1, as computed under SEC Rule 15c3-1.

The amount of net capital during any period will fluctuate based on a number of factors, including the operating results of the Company. Net capital will also be impacted by contributions of capital to the Company, as well as distributions of capital. At December 31, 2013, the Company had net capital of approximately $225,000, which was approximately $125,000 in excess of the required minimum net capital of $100,000. The Company's aggregate indebtedness to capital ratio was 1.92 to 1, as computed under SEC Rule 15c3-1.

SUPPLEMENTAL INFORMATION

IAA FINANCIAL, LLC
(f/k/a CBG Financial Group, Inc.)

SCHEDULE I - COMPUTATION OF NET CAPITAL
(Under Rule 15c3-1 of the Securities and Exchange Commission)

December 31, 2013

Net capital	
Total member's equity from statement of financial condition	$ 606,288
Deductions and/or changes:	
Nonallowable assets:	
Fixed assets	(68,146)
Other	(313,255)
Net capital prior to haircuts	224,887
Haircuts	-
Net capital	$ 224,887
Aggregate indebtedness	$ 432,825
Computation of basic net capital requirement of 6 2/3% of aggregate indebtedness	$ 28,855
Minimum required net capital	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ 124,887
Ratio of aggregate indebtedness to net capital	1.92

Note - No material difference exists between the computation of net capital presented herein and the computation included in the Company's unaudited FOCUS Report.

MOORE STEPHENS LOVELACE, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY RULE 17a-5(g)(1) OF THE SECURITIES AND EXCHANGE COMMISSION FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Members
IAA Financial, LLC
(A Wholly Owned Subsidiary of
Pecunia Management, LLC)
(f/k/a CBG Financial Group, Inc.)
Boca Raton, Florida

In planning and performing our audit of the financial statements of IAA Financial, LLC (formerly known as CBG Financial Group, Inc.) (the "Company"), a wholly owned subsidiary of Pecunia Management, LLC, as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences, as required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

Board of Members
IAA Financial, LLC
(A Wholly Owned Subsidiary of
Pecunia Management, LLC)
(f/k/a CBG Financial Group, Inc.)

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and properly recorded to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control, or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Moore Stephens Lovelace, P.A.

MOORE STEPHENS LOVELACE, P.A.
Certified Public Accountants

Orlando, Florida
February 28, 2014